Exhibit 21

List of Subsidiaries

China Green Lighting Limited (“CGL”) was incorporated on February 25, 2011 under the laws of the British Virgin Islands as a limited liability company. CGL is a wholly-owned subsidiary of Transit Management Holding Corp.

First Green Lighting Limited (“FGL”), a wholly-owned subsidiary of CGL, was incorporated on March 9, 2011 under the laws of Hong Kong as limited liability company.

Jiangshan Greenworld Photoelectricity Consulting Co., Ltd. (“JGP”), a wholly owned subsidiary of FGL, was incorporated on May 4, 2011 under the laws of the Peoples Republic of China (the “PRC”) as a wholly foreign owned limited liability company.

Zhejiang Joinan Lighting Co., Ltd. was incorporated on December 6, 2006 under the laws of the PRC as a limited liability company.